

40 - 33

Dechert
LLP

1775 I Street, N.W.
Washington, D.C. 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

||| 06021188

BRENDAN C. FOX

brendan.fox@dechert.com
+1 202 261 3381 Direct
+1 202 261 3081 Fax

January 6, 2006

BY OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to PIMCO Funds (File No. 811-5028)

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Corrected Consolidated Amended Class Action Complaint, dated December 29, 2005, in *Kohen v. Pacific Investment Management Company LLC*, (U.S.D.C., N.D. Ill) (Case No. 1.05-CV-04681).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Brendan C. Fox

BCF/las

Enclosures

cc: (w/o enclosures)
    Keven Broadwater
    Pacific Investment Management Company LLC

PROCESSED

JAN 1 0 2006

THOMSON
FINANCIAL



SEC MAIL RECEIVED
JAN 0 9 2006
WASH. D.C.
199
PROCESSING SECTION

12334685.1.BUSINESS

Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC
Brussels Frankfurt London Luxembourg Munich Paris

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, v. PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and JOHN DOES 1 - 100, Defendants.	))))))))))))))))))	No. 05 C 4681 Judge Ronald A. Guzman JURY TRIAL DEMANDED

CORRECTED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs bring this Commodity Exchange Act ("CEA") action on behalf of themselves and the Class defined in ¶ 94. Plaintiffs' claims as to themselves and their own actions are based upon knowledge. All other allegations are based upon information and belief pursuant to the investigation of counsel which included (a) review of defendants' filings with governmental agencies, news articles, CBOT data, proprietary data, and other statistics, (b) interviews of market participants, and (c) and other steps. As and for their Complaint, plaintiffs allege as follows:

I.   SUMMARY OF ALLEGATIONS

1.(a) Between 2000 and 2004, the volume and open interest of Chicago Board of Trade Ten Year Treasury Note futures contract trading steadily increased while the "float" (or readily available trading supply) of deliverable notes remained constant or somewhat declined.

(b) By late 2004 and 2005, this growing imbalance made such Ten Year Treasury Note

futures contracts much more susceptible to manipulation by a person who controlled large long positions, refused to liquidate such long positions, and otherwise exacerbated an imbalance between the volume of futures contracts and the readily available supply of notes to deliver thereunder.

2.   With knowledge of the foregoing, Pacific Investment Management Company LLC (hereinafter "PIMCO") dramatically changed its prior behavior in late 2004 and 2005.

3.   First, PIMCO engaged in the highly unusual conduct of purchasing, by March 31, 2005, an extraordinarily large long position of in excess of $16,000,000,000 worth of the June 2005 Ten Year Treasury Note futures contract (sometimes referred to as "June contract").

4.   Second, as the open interest in the June contract plunged by 70% during a short time in May and June 2005, PIMCO engaged in the highly unusual conduct of not commensurately (or at all) liquidating its extraordinary June contract long positions.

5.   Third, during the time from April 1 until end of June 2005, PIMCO engaged in the highly unusual conduct of purchasing an extraordinarily large holding, $13.3 billion worth, of the U.S. Treasury Note that was the cheapest to deliver on the June contract.

6.   As a result of all this highly unusual conduct, (a) PIMCO held a substantial portion of the open interest in the June contract from late May 2005 forward; (b) during June 2005, this portion grew to in excess of 60% of the open June contracts; and (c) by the end of the June contract, PIMCO's holding of the cheapest to deliver note constituted between in excess of 75% and 90% of the float (i.e., the readily available trading supply) in such note.

7.   PIMCO's foregoing highly unusual conduct manipulated the prices of the June

contract to artificially high levels and increased the volatility of prices of the June contract during May and June 2005.

8.   Such conduct was also a cause of a number of additional highly unusual occurrences indicative of June futures contract price artificiality. These included: (a) an extremely high number of "fails" occurred in the repo market for the cheapest to deliver note on the June contract; (b) such note traded "special" at substantial premiums; (c) normal price relationships between the note and other notes were thrown out of line; and (d) various regulatory changes were enacted to prevent PIMCO from repeating its highly unusual conduct, e.g., the Chicago Board of Trade placed a maximum limit on positions of 50,000 contracts and the U.S. Treasury required position reports from persons holding in excess of $2,000,000,000 in any note issue.

9.   Although the new 50,000 contracts limit is an enormous position, it is less than 33 1/3% of the known long position in the June contract that PIMCO held.   Although $2,000,000,000 is a large note position, PIMCO held almost six times that amount after its corner of the cheapest to deliver note on the June contract.

10.   From June 2005 forward, market participants have claimed that a short squeeze had occurred, and the United States Treasury and possibly others have begun to investigate whether a squeeze in the cheapest to deliver notes did occur.

11.   As the holder of an extraordinarily large long position in the June contract as well as significant portions of a deliverable supply, PIMCO had important responsibilities and duties to the market including duties to make its holdings of cheapest to deliver notes available and to liquidate its futures contracts.   PIMCO intentionally failed to observe these duties and

responsibilities. On the contrary, PIMCO intentionally exacerbated the conditions to inflate prices.

12.   After the June contract finished trading, PIMCO, per its CEO, sought to explain PIMCO's highly unusual conduct by stating that PIMCO would **continue** to hold for investment its extraordinary concentrated position in the illiquid note which was then no longer deliverable. But PIMCO turned around and sold (or was already selling) all of its holdings of such note in order to "bury the corpse" of its manipulation of the June contract by September 30, 2005.

13.   PIMCO intended to and did manipulate prices of the June contract to artificially high levels during the Class Period. Plaintiffs held short positions in the June contract during the Class Period and purchased back such June contracts at the artificially high prices caused by PIMCO's highly unusual behavior during the Class Period. PIMCO's unlawful conduct caused damages to plaintiffs.

II.   JURISDICTION AND VENUE

14.   A United States Treasury Note with a maturity between 6.5 and 10 years ("Treasury Note") is a "commodity" and is the "commodity underlying" 10-year Treasury Note futures contracts traded on the Board of Trade of the City of Chicago ("CBOT"). See Sections 1a(4) and 22 of the CEA, 7 U.S.C. §§ 1a(4) and 25(a)(1)(D), respectively.

15.   This Court has jurisdiction over this action pursuant to Section 22 of the CEA, 7 U.S.C. § 25, and 28 U.S.C. §§ 1331 and 1337.

16.   The CBOT is located at 141 West Jackson Boulevard, Chicago, Illinois 60604. Venue is proper in this District pursuant to Section 22 of the CEA, 7 U.S.C. § 25(c), because the

claims arose in this District. Defendants' unlawful acts manipulated the prices of the June 2005 and 10- year Treasury Notes futures contract traded on the CBOT.

17.   The defendants, directly and indirectly, made use of the means and instrumentalities of transportation or communication in, or the instrumentalities of, interstate commerce, or of the mails in the connection with the unlawful acts and practices and course of business alleged herein.

III.   PARTIES

Plaintiffs

18.   During and before the Class Period, plaintiff Josef Kohen sold short June contracts. During the Class Period, Kohen liquidated or purchased back these contracts at a loss.

19.   During the Class Period, plaintiff Richard Hershey purchased a June 10-year Treasury Notes futures contract to liquidate a short position, and incurred a loss on the transaction.

20.   During and before the Class Period, plaintiff Breakwater Trading LLC, sold a very large short position of in excess of 10,000 June 10-year Treasury Note futures contracts. During the Class Period, it purchased June contracts in order to liquidate its short positions, and incurred a loss on such transactions.

21.   The prices that plaintiffs paid to purchase back June contracts during the Class Period were artificially high and caused losses and damages to each plaintiff.

Defendants

22.   PIMCO is an institutional money manager specializing in fixed income management. PIMCO is incorporated in the state of Delaware and is headquartered in Newport Beach, California. PIMCO manages the largest investment company bond funds in the U.S

23.   PIMCO Funds is a Massachusetts trust and registered open end management investment company consisting of separate portfolios. Such portfolios include the Total Return Fund and other funds alleged herein. PIMCO, through William Gross and various other persons, caused PIMCO Funds to purchase the aggregate Ten Year Treasury Note futures contract positions and aggregate February 2012 U.S. Treasury Note holdings alleged herein. Because PIMCO managed and controlled PIMCO Funds and caused PIMCO Funds' conduct at issue herein, PIMCO and PIMCO Funds are referred to collectively in this complaint as "PIMCO".

24.   PIMCO spoke to other market participants and acted through or with its associate John Doe defendants whose identities are unknown to plaintiffs.

IV.   SUBSTANTIVE ALLEGATIONS

A.   Background

25.   The CBOT has been designated by the CFTC as a contract market pursuant to Section 5 of the CEA, 7 U.S.C. § 7. The CBOT submits to the CFTC for approval various rules and regulations through which the CBOT designs and creates the terms of various commodity futures contracts, and conducts trading in such contracts. A key purpose of the CBOT rules and amendments is to prevent price manipulation.

26.　　Included in the CBOT contracts are futures contracts for Ten Year Treasury Note futures contracts.　The CBOT defines 10-year Treasury Note futures contracts as "10 Year Treasury Note Futures." The CBOT rules refer to them as "Long Term T-Notes."

27.　　The futures contract is a firm commitment to make or accept delivery of a specified quantity and quality of a commodity during a specific month in the future at a price agreed upon at the time the commitment is made.　There are two sides to a futures contract.　The "long" side is the buyer of the contract and is obligated to take delivery and pay for the commodity.　The "short" side is the seller of the contract and is obligated to make delivery of the commodity.

28.　　Futures contracts are standardized according to the terms specified by the CBOT or the other commodity exchange which creates the contract.　This standardization makes such contracts fungible.

29.　　Upon acceptance of any trade in the fungible contracts on the CBOT, the CBOT clearinghouse effectively becomes the seller to every buyer of a CBOT futures contract and the buyer to every seller.　Futures markets, the standardized and fungible futures contracts, and the mechanism of the clearing house to hold the other side of every futures contract, are specifically designed to facilitate and ease trading in one central market place by traders who are located throughout the world.

30.　　Thus, deliveries on futures contracts are very rare and less than 1% of all futures contracts traded each year result in delivery of the underling commodities.　Instead, traders generally offset their futures positions before their contracts mature.　For example, a purchaser of one June Ten Year Treasury Note futures contract can balance (usually called "liquidate" or

"cancel" or "offset") his future obligation to the exchange clearing house to take delivery of the note by selling a June Treasury futures contract. The difference between the initial purchase price and the price of the "liquidating" sale represents the realized profit or loss for the holding of 99%-plus of the long side of the futures contracts traded.

31.   The amount of contracts open to the clearinghouse is referred to as the "open interest". Absent more liquidation through trading, the open interest in a given contract, represents the number of deliveries that will have to be made and taken.

B.   The Ten Year Treasury Note Futures Contract Was Susceptible to Manipulation

32.   The CBOT Ten Year Treasury Note futures contract trades for delivery during the end month of each quarter (March, June, September and December) for the next twelve quarters.

33.   When delivery is called for, the rules of the CBOT specify a number of different note issues from 6 ½ years to 10 years in time until maturity that are acceptable for delivery against the 10-year Treasury note futures contract.

34.   Although multiple Treasury Notes are typically deliverable against a given futures contract (e.g., the June 2005 contract), usually a single Treasury Note is most economical for shorts to deliver. This is referred to as the "cheapest to deliver" ("CTD") note. Which note is cheapest to deliver depends on a variety of factors. The pricing of the contract is based on a benchmark coupon rate of 6 percent. When interest rates are below 6 percent, it is typically cheapest to deliver the note with the shortest "duration," where a note's duration depends on its coupon rate and maturity. In the June contract, the February 2012 Treasury Note was far cheaper or far less expensive than any other note.

35.   Various notes in any given issuance are not merely purchased but are socked away by foreign governments, pensions and others until maturity. Therefore, a substantial portion of the notes of any one issuance is not tradable nor readily available for trading or delivery on CBOT futures.

36.   Those contracts that are readily available for trading comprise "float" for such issue. In Ten Year Treasury Note and other financial futures, the readily deliverable supply consists of the "float" of the CTD (cheapest to deliver) note.

37.   In the June contracts, the CTD note was the February 2012 note.

38.   The CBOT rules also specify the value to be received in exchange for delivery of each deliverable treasury note.

39.   For the June 2005 Treasury Note futures contract, the cheapest to deliver note was the U.S. Treasury Note expiring in February 2012.

40.   The last trading day in the June contract was June 21, 2005 and the last delivery day was June 30, 2005. The first delivery notice day was May 31, 2005.

41.   In financial futures contracts (such as Treasury Note futures contracts) one of many forms of manipulation is to acquire a large long position and fail to liquidate or trade out of the position as the open interest declines.

42.   Between 2000 and the second half of 2004, the volume and open interest of Treasury Note futures contract trading expanded significantly.

43.   This great expansion in open interest and trading made it easier for someone to do the following: (1) purchase a large long futures contract position, (2) fail to liquidate such

position when the tipping point in the contract was reached and the open interest began to decline, and (3) otherwise act to inflate manipulate prices.

44.   CBOT Ten Year Treasury Note futures contracts have become more susceptible to manipulation when, for example, a trader can acquire an enormous long position and demand more deliveries than can reasonably be commercially made in the cheapest to deliver note on such futures contract.

45.   During 2004-2005, PIMCO, per William Gross and others, was well aware of the foregoing.

C.   **Chronology**

i.   **PIMCO's Holding During 2000-September 2004**

46.   From March 2000 until the present, there have been liquidity, dislocation and other risks that have made it undesirable to purchase a concentrated position in any single issue of ten year notes, i.e., notes with a maturity 6 ½ to 10 years forward. Thus, during the 2000-September 2004 time frame, PIMCO's largest end-of quarter holding of any one series of deliverable Treasury Notes (i.e., notes of 6 ½ to 10 years), varied between from $1,350,000 and $464,000,000.

ii.   **September 2004-June 2005**

48.   On September 13, 2004, various PIMCO entities agreed to pay $50,000,000 and consented to cease and desist orders and to undertake reforms of their compliance and corporate governance in order to settle charges that they willfully violated or aided and abetted violation of (a) the antifraud provisions of the Investment Advisers Act of 1940 ("IAA"); (b) Section 17(d) of the Investment Company Act of 1940 ("ICA"); (c) Section 34 (b) of the ICA; and (d) Section

204A of the IAA. The SEC Order found that the PIMCO entities willfully violated each of the foregoing laws.

49.   On September 15, 2004, various PIMCO entities agreed to pay over $11.6 million and to undertake disclosure and compliance reforms in order to settle SEC charges that they violated (a) Section 206(2) of the IAA and Sections 12(b), 15(c), 17(d), and 34(b) of the ICA. The SEC Order found that PIMCO entities violated the foregoing sections of the law.

50.   The SEC proceedings that were settled in September 2004 ended PIMCO's enhancement of its income through market timing and expense reduction.

51.   Shortly after September 2004, PIMCO began to change dramatically its previous behavior in the U.S. Treasury Note futures markets.

52.   By March 30, 2005, PIMCO had caused to be purchased by its managed investment funds that PIMCO controlled, a total of in excess of 163,169 June 2005 United States Treasury Note futures contracts. For example, PIMCO's Total Return Fund and Total Return Fund II, both of which are managed by William Gross, then held 113,760 and 5,369 10-year Treasury Note June futures contracts, respectively. As of March 31, 2005 PIMCO's Commodity RealReturn Strategy Fund, which is managed by John Brynjolfsson, held 6,595 10-year Treasury Note June futures contracts.

53.   This June contract holding was far larger than any 10-year Treasury Note futures contract holding by PIMCO between 2000 and September 2004.

54.   Also, on March 30, 2005, PIMCO held a total of 35,700,000 Treasury Notes with a maturity in February 2012, with a market value $36,876,000. This note was the cheapest to deliver note on the June 2005 contract.

55.   As of June 30, 2005, PIMCO controlled a total of 11,394,100,000 Treasury Notes with a maturity date of February 2012 in its funds and portfolios, totaling a market value of $12,098,453,822. For example, as of June 30, 2005, the Total Return Fund and Total Return Fund II, managed by Mr. Gross, held a principal value of 9,811,800,000 and 290,500,000 Treasury Notes with a maturity of February 15, 2012, respectively. As of June 30, 2005, the Real Return Fund, which is also managed by Mr. Brunjolfsson, held a principal value of 286,100,000 Treasury Notes with a maturity of February 15, 2012.

56.   This unprecedented, fantastical position represented approximately 45 percent of the total issue of February 2012 notes and constituted in excess of 75% of the "float" of such note. See par. 4-6 above.

57.   PIMCO's humongous, concentrated holding on June 30, 2005 of the illiquid February 2012 notes, which were then no longer deliverable on Ten Year Note futures contracts, was twenty five times as large as PIMCO's next largest holding of any single issue of deliverable notes between 2000 and 2005.

58.   In sum, between April 1 and June 2005, PIMCO engaged in the highly unusual conduct of purchasing and largely failing to resell (despite attractive prices) at least 11.3 billion of the CTD notes.

59.   Some substantial portion of these purchases was made while PIMCO took deliveries on the June 2005 Ten Year Treasury Notes Futures contract. However, the information and knowledge of the more exact details of the precise timing and the precise rates and amounts of such purchases are exclusively within the possession of PIMCO. They are not publicly available nor otherwise available to plaintiffs absent discovery.

60.   During May and early June 2005, the open interest in the June contract plummeted rapidly but PIMCO held and did not liquidate its June contract position at the same rate (or at all). Again, the information and knowledge about the details of the precise timing and the precise rates and amounts of PIMCO's purchases, liquidations, and acceptance of deliveries on the June contract are exclusively within the possession of PIMCO. They are not publicly available nor otherwise available to plaintiffs absent discovery.

61.   From at least May 13, 2005 forward, PIMCO, through its enormous June contract position and other steps, had the ability to increase and manipulate prices of June contracts.

62.   Between May 17 and 24, 2005, there was a pronounced rise in the prices of the June contract and of the February 2012 Note relative to comparable futures and notes. This spike began to dissipate through the beginning of June until another, smaller spike at the very end of June.

63.   On or well before May 19, 2005, the U.S. Treasury Note maturing in February 2012 became "special." "Special" is a technical term and it refers to a sub-species of what is known as a "repurchase agreement" or "repo".

64.   A "repurchase agreement" or "repo" occurs when a Treasury Note holder borrows money by selling a note to a counterparty and agreeing to buy a note back later at a slightly higher price. Alternatively, such an agreement also occurs when an investor borrows a note, repays the loan with other notes purchased at a lower price, and then pockets the difference.

65.   In a "special" repo, when one borrows a particular note from a lender, one must provide that specific type of note to the lender upon repayment. Typically, the reason is that such instrument is unusually scarce or valuable.

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66.   Between May 19 and the end of June 2005, the February 2005 Note traded at least 100 basis points "special" in the repo market commencing on May 19, 2005 and continuing through the end of June.

67.   The "specialness" reached 288 basis points on May 25 and 262 basis points on June 7.

68.   During May and June 2005, traders who had sold the 10-year Treasury Note due to mature in February 2012 found that they could not go into the open market and borrow such Note for delivery to their purchasers.

69.   Billions of dollars of the 10-year Treasury repos were "failing" each day because one or more holders of the securities had stopped lending the note and there was extremely heavy demand for physical settlement.

70.   A "fail" typically occurs when an investor borrows a note with the intent of selling it in the future but is unable to return the borrowed note due to scarcity of the note or other problems in the marketplace. The "fails" here are indicative of an artificial shortage of the February 2012 note, i.e., the cheapest to deliver note on the June contract.

71.   Usually only *exogenous* events cause these types of "fails" in the marketplace. For example, one of the largest spikes in "fails" occurred in response to the September 11, 2001 terrorist attacks.

72.   No such exogenous event occurred in May and June 2005. However, PIMCO's highly unusual conduct was then occurring within the market.

73.   Further, during May and June 2005, the volatility of June 2005 Treasury Note futures contract prices greatly increased.

74.   From May 18 until May 25, the open interest in the June contract fell 53 percent. From May 18 until June 1, 2005 the open interest fell 78 percent. The "specialness" of the February 2012 note, the inflation of its price relative to other notes, the "fails" in the note, the inflation of the June futures contract price relative to other benchmarks, and the increased volatility all coincided with PIMCO's highly unusual conduct and the tipping point when the open interest in the June contract began to decline.

75.   May 31, 2005 was the first delivery notice day, June 1 was the first delivery day, and June 21, 2005 was the last trading day in the June contract. As at June 1, 2005, notwithstanding the high prices of the June contract relative to other contracts, PIMCO had failed to liquidate and still held an enormous June contract long position.

76.   During June 2005, PIMCO took unusually large deliveries on its June contract rather than liquidating most of its June contracts.

77.   Also, during June 2005, PIMCO engaged in the highly unusual conduct of largely failing to make the CTD note available to other market participants notwithstanding the premium prices and attractive revenues PIMCO could have gained from such sales or loans.

78.   On June 21, 2005, due to the cumulative effect of PIMCO's many highly unusual acts, there was a very large open interest in the June contract of 151,000 contracts.

79.   This compares, for example, to the last day of trading of the September 2005 contract, when only 66,000 contracts were open.

80.   The March 2005 contract had an unusual end of trading yet even it only had 115,000 open contracts as at the end of trading.

81.   On June 29, 2005, the CBOT announced that it was amending CBOT Regulation 425.01 to establish a 50,000 contract position limit during the last 10 trading days of the Ten Year Treasury Note contract beginning with the December 2005 expiration cycle.

82.   This maximum limit of 50,000 contracts is extraordinarily large but was less than 33 1/3% of PIMCO's known June contract long position.

83.   During June-September 2005, many market participants claimed that some one had squeezed the ten year June Ten Year Treasury Note contract and the CTD note thereunder. In response, PIMCO, per its CEO (Mr. Gross), asserted that one reason that PIMCO purchased the highly unusual large amount of February 2012 notes is that PIMCO was going to **continue** to hold such note for investment.

84.   In fact, by September 30, 2005, PIMCO sold out all of its huge holding of this Note.   PIMCO's conduct contradicts the statements by PIMCO's CEO that PIMCO would **continue** to hold the cheapest to deliver notes after the expiration of the June contract.   Such conduct strongly suggests that PIMCO originally took the deliveries for reasons other than responsible financial investment.

85.   In August 2005, PIMCO, per its CEO, stated that another reason that PIMCO took deliveries on the June contract was that PIMCO did not like the prices required to roll into the September 2005 Ten Year Treasury Note futures contract.   To "roll", for a long like PIMCO, means to sell an existing long position and buy a later maturing futures contract, like the September or December 2005 contract.

86.   However, first, the June contract was, on an absolute basis, much more expensive than the September contract for large parts of the Class Period.   PIMCO could have "rolled"

forward to September at a handsome absolute profit during this time had PIMCO truly wanted to roll forward instead of manipulating and exacerbating the conditions in the June contract.

87.   Second, the September contract called for delivery of a more valuable cheapest to deliver note. Therefore, on a relative basis, the roll forward from the June contract to the September contract was attractive at additional other times during the Class Period.

88.   Third, the September futures contract was the most liquid instrument that could be traded. But the cheapest to deliver note on the June contract was a very illiquid instrument. PIMCO would incur higher transaction costs to trade out of the June note (as it in fact did).

89.   Fourth, given the relative maturities and time periods, the cheapest to deliver note on the June contract could no longer be delivered on the September contract. In other words, even if PIMCO's sole choices were to take delivery on the June contract or roll forward to September (and PIMCO had many more choices than simply these two), PIMCO chose to do the following: it took an unprecedented highly concentrated position of enormous proportions in an illiquid note that was about to lose its value rather than rolling forward into the most liquid instrument, the September futures contract as to which the deliverable instrument was more valuable.

90.   Fifth, there were many ways for PIMCO to maintain exposure to treasury notes or treasury note futures other than rolling into the September futures. Such ways included rolling into the December futures contract, purchasing other liquid cash notes in diversified and liquid, tradable amounts, selling the June contract, and other commercially reasonable and financially responsible steps.

91.   These steps, along with simply liquidating the June futures or selling the cheapest to deliver notes on the June futures while the prices were high, were all more attractively priced than taking huge deliveries of the illiquid cheapest deliver note that would soon no longer be deliverable in the futures contract.   But PIMCO took none of the foregoing steps.   Thus, PIMCO's conduct further contradicts the attempted explanation by PIMCO's CEO for PIMCO's highly unusual series of highly unusual actions that cornered the cheapest to deliver note.

C.   Motive And Intent

92.   The motive and intent for the foregoing manipulative acts was to increase financial return, including but not limited to, the return from the sale of Treasury note futures positions at the artificially high prices created by manipulation.   This increased assets under management (directly and indirectly) and increases in assets under management increase PIMCO's fees.

93.   As a direct, proximate and foreseeable result of defendants' foregoing unlawful conduct, plaintiff and members of the Class have suffered damage.

V.   CLASS ACTION ALLEGATIONS

94.   Plaintiffs, identified in paragraphs 15-18 herein, bring this action on their own behalf and as a class action under Rules 23(a), (b)(2), and (b)(3) of the Federal Rules of Civil Procedure on behalf of:

> All persons who purchased, between May 13, 2005 and June 30, 2005 ("Class Period"), inclusive, a June 10-year Treasury note futures contract in order to liquidate a short position, or who delivered on the June 2005 futures contract in order satisfy a short position (the "Class"). Excluded from the class is defendant and any affiliated or associated party of the defendant.

95.   This action is properly maintainable as a class action. The members of the Class are so numerous and geographically dispersed that joinder of all Class members is impracticable. On information and belief, there are in excess of 1,000 members in the Class and they reside in various places throughout the United States.

96.   Questions of law and fact common to the members of the Class exist, and predominate over questions, if any, that may affect only individual members, because defendants have acted on grounds generally applicable to the entire Class. The questions of law and fact common to the Class include, but are not limited to:

(a)   whether defendants' conduct violated the CEA, as amended, 7 U.S.C. §1 *et seq.*;

(b)   whether prices of the 10-year Treasury notes, and June 10-year Treasury note futures contracts were artificially high during the Class Period due to defendant's conduct;

(c)   what was the amount and timing of the defendants' purchases and holdings of 10-year Treasury notes and June 10-year Treasury futures contracts during the Class Period;

(d   whether and to what extent a person who liquidated their June Contract during the Class Period was injured; and

(e)   whether plaintiff and the members of the Class suffered damages as a proximate result of defendants' unlawful conduct.

97.   Plaintiffs' interests are typical of, and not antagonistic to the interests of, the Class.

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98.   The plaintiffs have retained competent counsel who are experienced in class actions and commodity futures litigation. Plaintiffs intend to prosecute this action vigorously.

99.   Defendants have acted on grounds generally applicable to the plaintiffs and the Class. Prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the defendants.

100.   There are no difficulties likely to be encountered in the management of this class action that would preclude its maintenance as a class action, and no superior alternative exists for the fair and efficient adjudication of this controversy.

COUNT I
MANIPULATION IN VIOLATION OF THE COMMODITIES EXCHANGE ACT

101.   Plaintiffs repeat and re-allege the previous allegations as if fully set forth herein.

102.   Defendant's activities alleged herein created, and exacerbated conditions and artificial prices and constitute manipulation of the price of June Contracts, and the price of the CTD Treasury notes underlying those contracts, in violation of Sections 9(a) and 22(a) of the CEA, 7 U.S.C. §§ 13(a), 25(a).

103.   Plaintiffs and members of the Class purchased one or more June Contracts in order to liquidate their short positions during the Class Period or make deliveries on such contract, and were injured as a result of defendants' manipulation of the price of those contracts and the price of the notes underlying those contracts, in violation of the CEA, 7 U.S.C. § 1, *et seq.*

104.   Defendants knowingly aided, abetted, counseled, induced, and/or procured the violations of the CEA alleged herein.

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105.   Defendants willfully intended to assist the manipulation in violation of Section 22(a)(1) of the CEA, 7 U.S.C. § 25(a)(1).

106.   Defendants and other unnamed parties including affiliates and associates of Defendants knowingly aided, abetted, counseled, induced, and/or procured or are responsible as control person for violations of the CEA alleged herein. Does 1-100 and other unnamed parties, including affiliates and associates of Defendants, knew of Defendants' manipulation and willfully intended to assist the manipulation in violation of Section 22(a)(1) of the CEA, 7 U.S.C. § 25(a)(1).

107.   Plaintiffs and members of the Class are each entitled to actual damages for the violations of the CEA alleged herein.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief as follows:

(A)   That the Court determine that this action may be maintained as a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure, that plaintiffs be denominated as Class representative and plaintiff's counsel be appointed counsel for the Class;

(B)   That plaintiffs and the Class recover actual damages, as provided by law, determined to have been sustained for violations of the CEA, and that judgment be entered against defendants on behalf of plaintiffs and the Class;

(C)   That plaintiffs and the Class recover their costs of the suit, including attorney's fees; and

(D)   For such other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury on all issues so triable.

**JOSEF A. KOHEN, BREAKWATER
TRADING LLC, and RICHARD HERSHEY,**

Dated: December 29, 2005

By: s/ Christopher Lovell
Christopher Lovell, Esq.
Robert W. Rodriguez, Esq.
Ian T. Stoll, Esq.
Craig Essenmacher, Esq.
Ryan Long, Esq.
LOVELL, STEWART HALEBIAN, LLP
500 Fifth Avenue
New York, New York 10110
Telephone: (212) 608-1900
Facsimile: (212) 719-4677
Lead Counsel for Plaintiffs

By: s/ Marvin A. Miller
Marvin A. Miller, Esq.
Jennifer W. Sprengel, Esq.
Anthony F. Fata, Esq.
MILLER FAUCHER CAFFERTY LLP
30 North La Salle Street, Suite 3200
Chicago, Illinois 60602
Telephone: (312) 782-4880
Facsimile: (312) 782–4485
Designated Local Counsel for Plaintiffs

Geoffrey Horn, Esq.
**LOWEY DANNENBERG BEMPORAD
& SELINGER, P.C.**
747 Third Avenue
New York, N.Y. 10017
Telephone: (212) 759-1504
Facsimile: (212) 593-0201

Louis F. Burke, Esq.
LOUIS F. BURKE, P.C.
460 Park Avenue
New York, New York 10022
Telephone: (212) 682-1700
Facsimile: (212) 808–4280
Counsel for Plaintiffs

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,	)))	
Plaintiffs,	))	CLASS ACTION
v.	))))	No. 05 C 4681 Judge Ronald A. Guzman
PACIFIC INVESTMENT MANAGEMENT Company LLC, PIMCO FUNDS, and JOHN DOES 1 - 100,	))))	
Defendants.	))))	JURY TRIAL DEMANDED

CERTIFICATE OF SERVICE BY ELECTRONIC MEANS

I, Anthony F. Fata, one of the attorneys for Plaintiffs, hereby certify that on December 29, 2005, service of the foregoing *Corrected Consolidated Amended Class Action Complaint* was accomplished pursuant to ECF as to Filing Users and served upon Non-Filing Users by placing a copy of the same in the United States Mail at 30 North LaSalle Street, Chicago, Illinois.

s/   Anthony F. Fata
Anthony F. Fata

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